Zhibao Technology Inc.
Floor 3, Building 6, Wuxing Road, Lane 727
Pudong New Area, Shanghai 201204

VIA EDGAR

February 2, 2026

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Susan Block
Christian Windsor

Re:	Zhibao Technology Inc.
Registration Statement on Form F-1
Filed September 9, 2025
File No. 333-290132

Dear Susan and Christian:

Zhibao Technology Inc. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the oral comment communicated by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on January 21, 2026, regarding the Company’s Registration Statement on Form F-1 (the “Registration Statement”) initially filed with the Commission on September 9, 2025.

In response to the Staff’s comment, we have revised the disclosures in Incorporation of Certain Information by Reference on page 98 of the Registration Statement.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Lijia Sanchez, Esq., of Ellenoff Grossman & Schole LLP, at lsanchez@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

By:	/s/ Botao Ma
Name:	Botao Ma
Title:	Chief Executive Officer

cc:	Lijia Sanchez, Esq.